Arkadiusz Dudek

Chief Executive Officer at TTC Oncology, LLC

St Paul, Minnesota, United States · Contact info

351 connections

TTC Oncology, LLC

Akademia Medyczna w Warszawie

Experience

Chief Executive Officer
TTC Oncology, LLC · Contract
Jun 2020 – Present · 1 yr 4 mos
Minneapolis, Minnesota, United States

Chief Medical Officer
Luminary Therapeutics, Inc.
Jun 2019 – Present · 2 yrs 4 mos

Managing Director
Early Phase Therapeutics Program, Regions Hospital, HealthPartners · Full-time
Jul 2016 – Present · 5 yrs 3 mos
Greater Minneapolis-St. Paul Area

Chief Medical Officer
Vanquish Oncology, Inc.
Jun 2013 – Jan 2020 · 6 yrs 8 mos
Urbana-Champaign, Illinois Area

Home

Partner and Co-Founder
BioKos Ventures
Mar 2016 – Nov 2019 · 3 yrs 9 mos

BioKos is a venture creation & investment firm focused on creating, launching and growing life sciences companies. We bring together a specialized team that provides capital, executive talent & strategic advice. Therapeutic areas of focus include oncology, autoimmune / immuno-modulatory, ophthalmology and rare diseases. Our first Fund is focused o …see more

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Education

Akademia Medyczna w Warszawie
Doctor of Medicine (MD), Medicine
1982 – 1989

Medical University of Warsaw
MD, Medicine
1982 – 1989